EXHIBIT 77D

For RiverSource High Yield Bond Fund:

At a Board meeting held on April 11-12, 2007, the existing non-fundamental investment policy related to margin and selling short was revised to state that the fund will not buy on margin or sell short, except in connection with derivative instruments.